UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           The A Consulting Team, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   000881 10 2
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                                 (CUSIP Number)

                             William A. Newman, Esq.
                                McGuireWoods LLP
                   1345 Avenue of the Americas, Seventh Floor
                               New York, NY 10105
                                 (212) 548-2164
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 24, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

========================
CUSIP NO.    000881 10 2
========================

============== =================================================================
           1   NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Excalibur Investment Group Limited
-------------- -----------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)

               (a)    [ x ]
               (b)    [   ]
-------------- -----------------------------------------------------------------
           3   SEC USE ONLY

-------------- -----------------------------------------------------------------
           4   SOURCE OF FUNDS (See Instructions)
               WC
-------------- -----------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)  |_|
-------------- -----------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands
============== =================================================================
                                             7   SOLE VOTING POWER
               NUMBER OF SHARES                  4,972,701 (See Item 5)
               BENEFICIALLY OWNED
                                            ------------------------------------
                                             8   SHARED VOTING POWER
               BY EACH REPORTING PERSON

                                            ------------------------------------
               WITH                          9   SOLE DISPOSITIVE POWER

                                                 4,972,701 (See Item 5)
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE POWER

=============  =================================================================

         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,972,701 (See Item 5)
-------------  -----------------------------------------------------------------

         12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES  |_|
               (See Instructions)
-------------  -----------------------------------------------------------------

         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               45.7% (See Item 5)
-------------  -----------------------------------------------------------------
         14    TYPE OF REPORTING PERSON (See Instructions)
               CO
=============  =================================================================

Item 1 Security and Issuer.

      This Amendment No. 1 to Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2 Identity and Background.

      (a) This Statement is filed by: (i) Excalibur Investment Group Limited, a British Virgin Islands company ("Excalibur"), by virtue of its direct holdings of securities of Vanguard Info-Solutions Corporation, a New Jersey Corporation ("Vanguard"), a privately-held company; and (ii) Jesse Grant Hester and Michael Patrick Dwen, in their capacities as the trustees (the "Trustees") of The Abacus Trust, a Guernsey discretionary trust created pursuant to a trust agreement dated July 28, 2004 (the "Trust"), by virtue of its direct holdings of Excalibur's capital stock and its indirect holding of Vanguard's capital stock (collectively, Excalibur and the Abacus Trust are referred to herein as the "Reporting Persons"). The Reporting Persons have entered into an agreement under which, subject to the terms and conditions set forth therein, they will receive 4,972,701 Shares.

      The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of (i) each Trustee and (ii) each director and executive officer of Excalibur is set forth on Schedule A attached hereto and incorporated by reference herein.

      (b) The principal executive offices of Excalibur are located at c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Excalibur is a British Virgin Islands company.

      The principal executive offices of the Trust are located at Office 102, Pargas Street No. 9, Nicosia, 1065 Cyprus. The Trust is created under the laws of Guernsey.

      (c) Excalibur is a company engaged primarily in the business of making investments. The Trustee is a trust company and regularly acts as trustee under trust instruments.

      (d) During the past five years, neither of the Reporting Persons and, to the best knowledge of such persons, no person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither of the Reporting Persons and, to the best knowledge of such persons, no person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Excalibur is a British Virgin Islands company. The Trust is a Guernsey trust.

Item 3 Source and Amount of Funds or Other Consideration.

      The consideration to be used in acquiring the 4,972,701 Shares will be 6,800 issued and outstanding shares of Vanguard capital stock, no par value, owned by the Reporting Persons out of a total of 10,000 shares of Vanguard capital stock that is currently issued and outstanding. The acquisition of the Shares will occur pursuant to the Share Exchange Agreement dated as of January 21, 2005, among the Company, Vanguard and the shareholders of Vanguard, including the Reporting Persons, (the "Share Exchange Agreement"), a copy of which has been filed by the Company as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on January 26, 2005. The provisions, terms and conditions of the Share Exchange Agreement are summarized under Item 5 of this Statement.

Item 4 Purpose of Transaction.

      The Reporting Persons intend to acquire 4,972,701 of the 7,312,796 Shares to be issued pursuant to the Share Exchange Agreement in order to change the control of the Company. The businesses that Vanguard operates in the United States and India offer services that may be useful to clients of the Company, and the Reporting Persons accordingly believe that the combined operations of Vanguard, Vanguard's subsidiaries and the Company could result in increased revenues from the Company's current clients as well as revenues from new clients. The Reporting Persons and the other shareholders of Vanguard, each of whom will also be exchanging its shares of Vanguard for Shares, intend to control TACT so as to combine the operations of the businesses of TACT and Vanguard.

      (a) The shareholders of Vanguard other than the Reporting Persons also are parties to the Share Exchange Agreement with the Company. Under that agreement, the other shareholders of Vanguard will receive, upon closing of the exchange transaction, 2,340,095 Shares in exchange for the 3,200 shares of Vanguard's capital stock not owned by the Reporting Persons. The Reporting Persons will receive 4,972,701 Shares to be issued in exchange for the Reporting Persons' 6,800 shares of Vanguard's capital stock. The acquisition of the Shares to be acquired by the Reporting Persons and the other Vanguard shareholders is contingent upon the consummation of several related transactions, including: (i) the acquisition by Oak Finance Investments Limited, a British Virgin Islands company ("Oak"), of 1,024,697 Shares from Shmuel BenTov, the principal shareholder of the Company, pursuant to a Stock Purchase Agreement dated January 21, 2005 (the "Shareholder Stock Purchase Agreement"), in exchange for a cash purchase price of $10.25 per share (provided that if the Company does not pay a dividend on the Shares of $0.75 per Share on or prior to the consummation of the sale of Mr. BenTov's Shares to Oak, then the purchase price per Share payable to Mr. BenTov will be increased by the amount of the difference between $0.75 and the amount of any dividend actually paid) and (ii) the issuance to Oak of up to 1,250,000 Shares by the Company in exchange for a cash purchase price of up to $10,000,000 pursuant to a Stock Purchase Agreement dated January 21, 2005 between Oak and the Company (the "Company Stock Purchase Agreement"). Pursuant to the Company Stock Purchase Agreement, Oak has agreed, subject to certain conditions, to purchase from the Company a minimum of 625,000 Shares and up to 1,250,000 Shares at a price of $8.00 per share. After its initial purchase of the 625,000 Shares minimum, Oak or an assignee of Oak will have up to an additional 120 days to purchase up to an additional 625,000 Shares from TACT for a purchase price of $8.00 per Share.

      (b) The transactions contemplated by the Share Exchange Agreement, Shareholder Stock Purchase Agreement and Company Stock Purchase Agreement will result in a change of control of the Company. Based on the number of issued and outstanding shares of the Company of 10,892,254 (assuming the issuance of all 1,250,000 Shares to Oak or its assignees pursuant to the Company Stock Purchase Agreement and the issuance of 7,312,796 Shares to the stockholders of Vanguard pursuant to the Share Exchange Agreement), as a result of these transactions, the Vanguard shareholders will own 7,312,796 Shares, or 67.1% of the issued and outstanding Shares, and Oak will beneficially own 2,274,697 Shares, or 20.9% of the issued and outstanding Shares.

      (c) Not applicable.

      (d) The current board of directors of the Company is expected to expand from four to five members following the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement. Further, under the terms of the Share Exchange Agreement, William Miller and Steven Mukamal, two of the four current directors of the Company, will remain as directors, and Andrew Harry Ball, Joseph Harris and William A. Newman are expected to be named as additional members of the Company's board of directors. Of these five, Messrs. Harris, Miller and Mukamal are independent directors. In addition, the Board of Directors of the Company has approved an increase in the number of directors from five to seven upon successful consummation of the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement. The Nominating Committee of the Board of Directors of the Company has not yet identified the two individuals to fill the two vacancies that will exist in the Board of Directors following this increase.

      (e) The present capitalization of the Company will change after giving effect to the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement. The number of Shares outstanding will increase by (i) at least 625,000 Shares and as many as 1,250,000 Shares pursuant to the Company Stock Purchase Agreement and (ii) 7,312,796 Shares pursuant to the Share Exchange Agreement.

      (f) Following the transactions, the Reporting Persons believe that the Company's business will be combined with the business of Vanguard as a single business unit. TACT currently provides enterprise-wide information technology consulting, training services and software products. The Company's current business will be augmented by adding Vanguard's additional onshore and offshore IT services, offshore customer care and customer acquisition services and offshore business process outsourcing.

      (g) The Reporting Persons understand that following the completion of the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement, the name of the Company will be changed, upon the consent of its shareholders, to "Vanguard Info-Solutions International Inc."

      (h) Not applicable.

      (i) Not applicable.

      (j) Not applicable.

      Except as described above in this Item 4, the Reporting Persons have not formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of Item 4 of this Statement.

Item 5 Interests in Securities of the Issuer.

      (a) As of the date of this Statement, the Reporting Persons are the direct beneficial owners of 4,972,701 Shares, or approximately 45.7%, of the 10,892,254 Shares that are anticipated to be outstanding after giving effect to (i) the exchange of Shares for shares of Vanguard that is contemplated by the Share Exchange Agreement and (ii) the purchase of the maximum number of shares able to be purchased by Oak and its assignees under the Company Stock Purchase Agreement, according to the information contained in the Company's Proxy Statement for the 2005 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on June 27, 2005 (the "Proxy Statement").

      The respective numbers of Shares that are directly beneficially owned by each of the other Vanguard shareholders is as follows:

      Andrew Harry Ball                                   2,303,531
      Berenson Investments LLC                               36,564

      The Reporting Persons beneficially own no Shares other than those reported in this Statement. The beneficial ownership of Shares by the Reporting Persons arises solely as a result of their right under the Share Exchange Agreement to acquire such Shares in exchange for the 6,800 issued and outstanding shares of Vanguard that the Reporting Persons own.

      The right of the Reporting Persons and each other Vanguard shareholder to be issued Shares by TACT under the Share Exchange Agreement and the obligations of TACT to issue Shares to the Vanguard shareholders is subject to certain conditions, including:

      o the accuracy of TACT's representations and warranties in the Share Exchange Agreement;

      o TACT's material performance of and compliance with the covenants and obligations that it is required to perform or to comply with under the Share Exchange Agreement, including the payment of a dividend of not less than $0.75 per share to its holders of record as of date to be announced;

      o     the delivery of a legal opinion;

      o the absence of legal proceedings that challenge or seek damages or other relief in connection with any of the transactions contemplated by the Share Exchange Agreement, or that may prevent or interfere with the contemplated transactions;

      o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries;

      o the consummation of the transactions contemplated by Oak's agreements with the Shareholder and with TACT; and

      o the approval by the shareholders of TACT of the issuance of shares to the Vanguard shareholders under the Share Exchange Agreement and to Oak under its agreement with the Company.

      The obligation of TACT to issue the Shares to the Reporting Persons and to the other Vanguard shareholders in exchange for their shares of Vanguard is subject to certain closing conditions, including:

      o the accuracy of the representations and warranties made by the Vanguard shareholders in the Share Exchange Agreement, both as to Vanguard and as to the Vanguard shareholders;

      o the performance of and compliance with the covenants and obligations that the Vanguard shareholders are required to perform or comply with under the Share Exchange Agreement;

      o     the delivery of a legal opinion;

      o the absence of any legal proceeding that challenges or seeks damages or other relief in connection with any of the transactions contemplated by the Share Exchange Agreement, or that may prevent or interfere with the contemplated transactions;

      o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of Vanguard and its subsidiaries; and

      o the sale by Castor Finance Private Company Ltd. ("Castor"), an Indian subsidiary of Vanguard, of shares of Vanguard Info-Solution Ltd., a second Indian subsidiary, to Vanguard, and the sale or liquidation of Castor.

      (b) Assuming the consummation of the exchange of Shares under the Share Exchange Agreement, following the completion of those acquisitions, the Reporting Persons will have the direct power to vote and direct the disposition of the 4,972,701 Shares they will acquire.

      By virtue of the relationship described in Item 2 of this Statement, the Trust may be deemed to have the indirect power to vote and direct the disposition of the Shares that Excalibur will acquire. No person shares this right to vote or the right to direct the disposition of the Shares with the Reporting Persons.

      (c) The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the date of this Statement.

      (d) Subject to the escrow arrangements described in Item 6 below, Excalibur has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that it will hold upon completion of the transactions contemplated by the Share Exchange Agreement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Registration Rights.

      The Shares to be issued to the Reporting Persons under the Share Exchange Agreement are restricted shares and may not be sold or otherwise transferred unless the sale or other transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). After the Reporting Persons acquire Shares from TACT, the Reporting Persons will have the right to cause TACT to register their Shares for resale in accordance with the requirements of the Securities Act. If after the closing TACT proposes to register Shares under the Securities Act (other than on certain forms), it has agreed that it will first give written notice to the Reporting Persons and other Vanguard stockholders of its intention to so register such Shares and, upon the written request of the Vanguard stockholders to include in such registration Shares received in the exchange transaction, TACT will use commercially reasonable efforts to cause all such Shares to be included in TACT's registration on the same terms and conditions as the securities otherwise being sold in such registration. If, however, there is a managing underwriter and the managing underwriter advises TACT that the inclusion of all Shares requested to be included in such registration would be materially detrimental to the successful marketing (including pricing) of the common stock proposed to be registered by TACT, then the number of Shares proposed to be included in such registration will be reduced before any other Shares proposed to be included in such registration.

      Escrow of Shares.

      At the time of closing of the acquisition of the Shares pursuant to the terms of the Share Exchange Agreement, TACT will deposit into escrow with an institutional escrow agent 1,000,000 Shares (the "Escrowed Shares") of the 4,972,701 Shares that are to be issued to the Reporting Persons under the Share Exchange Agreement. In connection with the escrow of these Shares, the Reporting Persons and the Company have entered into an Escrow Agreement, a form of which appears as Exhibit D to the Share Exchange Agreement. The Escrowed Shares will be deposited into escrow to secure the indemnification obligations of the Reporting Persons pursuant to Article 11 of the Share Exchange Agreement. The Escrowed Shares are subject to cancellation pursuant to Section 11.3 of the Share Exchange Agreement and the escrow agreement. Cancellation of Escrowed Shares occurs if TACT makes a claim for indemnification in accordance with the applicable terms of the Share Exchange Agreement and the claim is resolved in favor of the claimant, either by agreement of the parties or through arbitration conducted in accordance with the applicable terms of the Share Exchange Agreement.

      The Escrowed Shares will remain in escrow until the occurrence of the later of: (i) the first anniversary of the closing or (ii) the date on which any claims that are outstanding on the first anniversary of the closing have been resolved. Upon the occurrence of the later of these two events, the Escrowed Shares will be delivered to the Reporting Persons or their assignees.

      The right to vote the Escrowed Shares will remain with Excalibur during the pendency of the escrow. Any dividends paid on the Escrowed Shares during the pendency of the escrow will be added to the property that the Escrow Agent holds and is available for distribution under the escrow agreement.

      The escrow agreement provides that it may be amended only by a written agreement signed by TACT, the Reporting Persons and the escrow agent.

      Custodial Arrangements.

      The Reporting Person has appointed T. V. Govindarajan as its custodian and attorney-in-fact to effect the transactions contemplated by the Share Exchange Agreement. The Reporting Person has further provided a certificate in which he certifies as to certain matters regarding the shares of Vanguard to be delivered to the Company at the closing in exchange for the Shares to be issued to him. The respective forms of the custody agreement and the shareholder's certificate appear as Exhibits B and C attached to the Share Exchange Agreement.

      The Loan.

      On May 24, 2005, Oak obtained a line of credit in the amount of $16,750,000 (the "Loan") from Stonegate Bank ("Stonegate"), and the Cordell Consultants Inc. Money Purchase Plan ("Cordell" and, collectively with Stonegate, the "Lenders"). Oak obtained the Loan for the purpose of financing its acquisition of Shares under the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement. The terms of the Loan are set forth in a Line of Credit Agreement, dated as of May 24, 2005, by and among Oak and the Lenders (the "Loan Agreement"), and Oak's repayment obligations are evidenced by a Promissory Note for the benefit of Stonegate in the principal amount of $15,450,000 and a Promissory Note for the benefit of Cordell in the principal amount of $1,300,000, each dated June 3, 2005 (the "Promissory Notes"). The Promissory Notes mature as of June 3, 2006, provided, however, that portions of the Loan must be repaid in the event the trading price of the Shares falls below $6.50 for two consecutive trading days. The entire Loan must be repaid in the event the trading price of the Shares falls below $5.00 for two consecutive days.

      The Loan is secured by the Shares of the Company that Oak will purchase, described in Item 5, as well as Shares which will be held by both the Reporting Persons and by Andrew Harry Ball. Each of Oak, Mr. Ball, and the Reporting Persons have pledged to Stonegate, for the benefit of the Lenders, (i) the Shares that will be owned by Oak, Mr. Ball and the Reporting Persons, respectively, (ii) any additional Shares that Oak, Mr. Ball and the Reporting Persons, respectively, may acquire (excluding Shares that may be acquired in connection with Oak's option to purchase 625,000 additional Shares), (iii) any proceeds of the Shares that may be received by Oak, Mr. Ball and the Reporting Persons, respectively, and (iv) any rights under the Share Exchange Agreement, the Company Stock Purchase Agreement, the Shareholder Stock Purchase Agreement and the related transactions to which Oak, Mr. Ball and the Reporting Persons, respectively, are parties.

      Unless and until an event of default occurs, Oak, Mr. Ball and the Reporting Persons will retain all voting rights with regard to the Shares that they each hold, and all rights under the transaction documents. The Shares held by each of Oak, Mr. Ball and the Reporting Persons and any distributions made to such parties, respectively, by the Company in connection with the Shares will be held by Stonegate for the benefit of the Lenders. Each of Oak, Mr. Ball and the Reporting Persons have agreed to ensure that (and it will be an event of default under the pledge agreements unless) the Shares owned by Oak, Mr. Ball and the Reporting Persons at all times constitute an aggregate of no less than 51% (or a larger percentage deemed necessary by the Lender to control the management of
TACT) of the issued and outstanding Shares.

      In connection with the Loan, each of Mr. Ball and the Reporting Persons will issue to the Lenders warrants to purchase, in the aggregate, up to five percent (5%) of the fully-diluted Shares. The warrants are exercisable for a period beginning 270 days after their issuance, which is expected to be on the date the transactions contemplated by the Company Stock Purchase Agreement, Shareholder Stock Purchase Agreement and Share Exchange Agreement are consummated, and ending on the date that is 30 months from the issuance date. The initial exercise price of these warrants is $9.30 per Share, subject to adjustment upon future issuances of Shares by TACT during the period that the warrants may be exercised. Upon the release of the proceeds of the Loan from escrow, the Reporting Persons and Mr. Ball shall be obligated to deposit into escrow those Shares that are subject to the warrants.

      Oak's obligation to repay the Loan is guaranteed by the Reporting Persons, Mr. Ball, Mr. Kishore Jhunjhunwala and Mr. Saurabh Patel. Mr. Ball has guaranteed the performance of Oak of all the agreements executed in connection with the Loan and the Reporting Persons in connection with their performance of the warrants issued by them to the Lenders. The Reporting Persons have guaranteed the performance of Oak of all the agreements executed in connection with the Loan and Mr. Ball in connection with his performance of the warrants issued by him to the Lenders.

      Although the Company is not a party to or bound by the Loan Agreement, its failure to perform certain actions, or observe certain restrictions, could result in an event of default under the Loan Agreement and the related documents. The occurrence of the event of default could permit the Lenders to foreclose on the pledges of the Shares to them, thereby becoming the owners of up to 86.6% of the Shares issued and outstanding after the consummation of the proposed transactions. The actions and restrictions that could give rise to an event of default include, among others, the following:

      o TACT's obligation to deliver to Lender copies of its periodic reports filed with the SEC and other financial information;

      o     TACT's failure to deliver a monthly compliance certificate;

      o TACT's purchase or an investment in a business conducted by, or assets owned by, another entity; and

      o TACT's failure to provide Lender and its representatives with access to TACT's properties, books and records.

      In addition to the above matters which relate specifically to TACT, Oak is subject to a full range of obligations typically applicable to a borrower in a secured loan transaction. As such, if Oak fails to make any payment when due, causes or allows the Lender's interest in the Shares pledged as collateral to be impaired or otherwise causes the value of the collateral or the likelihood of payment to decrease, the Lender may have the right to declare a default and take ownership of the Shares pledged as collateral to secure the loan. The Lender may also declare a default if Oak, Mr. Ball and the Reporting Persons, as a group, own less than 51% of TACT's issued and outstanding shares or if Oak or TACT fail to maintain a "key man" life insurance policy for each of Donald Kovalevich in his capacity as Chief Executive Officer of TACT following the consummation of the proposed transactions and Richard D. Falcone in his capacity as Chief Financial Officer of TACT following the consummation of the proposed transactions.

      The warrants issued by each of Mr. Ball and the Reporting Persons also contain obligations that if not performed might result in an event of default under the Loan Agreement. Generally, if TACT issues additional Shares for less than the then-current exercise price, the market value on the date of issuance or $16.00 while the warrants are issued and outstanding (other than on the exercise of stock options and the option to purchase 625,000 additional Shares), then both the then-current exercise price and the number of shares subject to the warrants will be adjusted, in which case both the Reporting Persons and Mr. Ball will be obligated to deposit additional shares with the escrow agent who holds the Shares subject to the warrants. If either the Reporting Persons or Mr. Ball does not hold sufficient additional Shares, then an event of default may occur.

      Other than set forth above, the Reporting Persons have executed no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

                  Exhibit 1    Share Exchange Agreement, dated as of January
                               21, 2005, among Vanguard Info-Solutions
                               Corporation (a New Jersey corporation formerly known as B2B Solutions, Inc.), the Vanguard Stockholders named therein, the authorized representative named therein and The A Consulting Team, Inc., incorporated by reference to Exhibit
                               2.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

                  Exhibit 2 Financial Advisory Services Agreement, dated June 28, 2004, between Vanguard and Berenson & Company, LLC, as amended on January 25, 2005, incorporated by reference to Exhibit 2 of the
                               Schedule 13D of Excalibur Investment Group
                               Limited, filed with the SEC on January 26, 2005.

                  Exhibit 3 Line of Credit Agreement, dated as of May 24, 2005, among Oak Finance Investments Limited, the lenders thereto and Stonegate Bank as administrative agent and collateral agent for the lenders, incorporated by reference to Exhibit 5 of the Schedule 13D/A of Oak Finance Investments Limited, filed with the SEC on June 27, 2005.

                  Exhibit 4 Pledge and Security Agreement, dated as of May 24, 2005, by Excalibur Investment Group Limited in favor of Stonegate Bank, as collateral agent for the lender, incorporated by reference to
                               Exhibit 6 of the Schedule 13D/A of Oak Finance Investments Limited, filed with the SEC on June 27, 2005.

                  Exhibit 5 Promissory Note dated June 3, 2005, by Oak Finance Investments Limited in the amount of $15,450,000, in favor of Stonegate Bank, incorporated by reference to Exhibit 9 of the
                               Schedule 13D/A of Oak Finance Investments
                               Limited, filed with the SEC on June 27, 2005.

                  Exhibit 6    Promissory Note dated June 3, 2005 by Oak
                               Finance Investments Limited in the amount of $1,300,000, in favor of Cordell Consultants, Inc. Money Purchase Plan, incorporated by reference to
                               Exhibit 10 of the Schedule 13D/A of Oak Finance Investments Limited, filed with the SEC on June 27, 2005.

                  Exhibit 7 Assignment Agreement, dated as of May 24, 2005, by and between Oak Finance Investments Limited and Stonegate Bank, as administrative agent and collateral agent under the Line of Credit Agreement, incorporated by reference to Exhibit 11 of the Schedule 13D/A of Oak Finance Investments Limited, filed with the SEC on June 27, 2005.

                  Exhibit 8    Guaranty of Payment of Excalibur Investment
                               Group Limited, dated May 24, 2005, in favor of the Lenders to the Line of Credit Agreement dated as of May 24, 2005, incorporated by reference to
                               Exhibit 14 of the Schedule 13D/A of Oak Finance Investments Limited, filed with the SEC on June 27, 2005.

                  Exhibit 9 Agreement Among Guarantors, dated May 24, 2005, by and among Oak Finance Investments Limited, Excalibur Investment Group Limited, Kishore Jhunjhunwala, Saurabh Patel and Andrew Harry Ball, incorporated by reference to Exhibit 15 of the Schedule 13D/A of Oak Finance Investments Limited, filed with the SEC on June 27, 2005.

                  Exhibit 10 Form of Warrant to Purchase Common Stock, granted to Stonegate Bank and Cordell Consultants Money Purchase Plan, Inc. by Andrew Harry Ball, incorporated by reference to Exhibit 16 of the
                               Schedule 13D/A of Oak Finance Investments
                               Limited, filed with the SEC on June 27, 2005.

                  Exhibit 11 Written Consent of Excalibur Investment Group Limited, naming Sorab Patel and Kishore Jhunjhunwala as authorized representatives.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 6, 2005

                                          /s/ Sorab Patel
                                          --------------------------------------
                                          Name:    Sorab Patel
                                          Title:   Authorized Signatory

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  July 6, 2005

                                          /s/ Jesse Grant Hester
                                          --------------------------------------
                                          Jesse Grant Hester, as trustee under
                                          The Abacus Trust dated July 29, 2004


                                          /s/ Michael Patrick Dwen
                                          --------------------------------------
                                          Michael Patrick Dwen, as trustee under
                                          The Abacus Trust dated July 29, 2004


                                          Signing in the capacities listed
                                          on Schedule A attached hereto and
                                          incorporated herein by reference.

                                   SCHEDULE A

      The business addresses and present occupation or employment of the directors and executive officers of Excalibur Investment Group Limited and the Abacus Trust are as follows:

Excalibur Investment Group Limited

         Director:                   Mathew Charles Stokes
                                     Apt. 701
                                     Naxou Street, Nicosia, 1070, Cyprus
                                     Present Employment: Self employed, acting as director of corporate entities through arrangements introduced by BC
                                     Centrum Secretaries Limited

         Secretary:                  BC Centrum Secretaries Limited
                                     788-790 Finchley Road
                                     London NW117 TJ
                                     United Kingdom
                                     Attention:  Christine Prebble
                                     Present employment:  Professional firm
                                     performing administrative and advisory
                                     services

         Authorized Person:          Geeta Gajjar
                                     KMA Associates
                                     KMA House
                                     103 Devonshire Road
                                     London NW7 1EA
                                     United Kingdom
                                     Present employment: Administrator employed by KMA Associates at the above address


The Abacus Trust, a Guernsey Discretionary Trust

Office 102
Pargas Street No. 9
Nicosia, 1065 Cyprus

Trustees:                            Jesse Grant Hester
                                     8 Florinis Street
                                     Nicosia, Cyprus
                                     Present Employment: Self employed, acting as a trustee through arrangements introduced by BC Centrum Secretaries
                                     Limited

                                     Michael Patrick Dwen
                                     8 Florinis Street
                                     Nicosia, Cyprus
                                     Present Employment: Self employed, acting as a trustee through arrangements introduced by BC Centrum Secretaries Limited

Trust Secretary:                     David Pearlman
                                     788-790 Finchley Road
                                     London NW117 TJ
                                     Present Employment:  Accountant employed by
                                     BC Centrum Secretaries Limited at
                                     the above address

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Common Stock of the A Consulting Team, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 6th day of July, 2005.

                                     EXCALIBUR INVESTMENT GROUP LIMITED


                                     By:      /s/ Sorab Patel
                                              -------------------------------
                                     Name:    Sorab Patel
                                     Title:   Authorized Representative



                                     THE ABACUS TRUST under Agreement dated
                                     July 28, 2004


                                     By:      /s/ Jesse Grant Hester
                                              ------------------------------
                                     Name:    Jesse Grant Hester
                                     Title:   Trustee


                                     By:      /s/ Michael Patrick Dwen
                                              ------------------------------
                                     Name:    Michael Patrick Dwen
                                     Title:   Trustee